Exhibit 12.1

Station Casinos LLC

Computation of Ratio of Earnings to Fixed Charges

	Successor				Predecessors
	Station Casinos LLC				Station Casinos, Inc.		Green Valley Ranch Gaming, LLC
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Period From June 17, 2011 Through December 31, 2011	Period From January 1, 2011 Through June 16, 2011	Year Ended December 31, 2010	Period From January 1, 2011 Through June 16, 2011	Year Ended December 31, 2010
			(in thousands)		(in thousands)

Consolidated pretax (loss) income from continuing operations	$114,736	$(87,840)	$25,219	$(20,138)	$3,249,550	$(587,438)	$626,364	$(91,640)

Less: (Earnings) losses of equity	(1,037)	(1,603)	(1,773)	1,533	16,397	315,204	—	—

Fixed charges (see below)	155,486	169,112	197,948	97,155	49,753	122,582	20,876	49,103

Distributed income from equity investees	1,877	1,623	1,847	794	1,118	2,419	—	—

Less: Capitalized interest	—	—	(3,721)	(2,155)	(2,939)	(10,078)	—	—

Earnings	271,062	81,292	219,520	77,189	3,313,879	(157,311)	647,240	(42,537)

Interest expense (a)	150,995	164,622	189,481	92,299	43,294	104,582	20,582	48,644

Capitalized interest	—	—	3,721	2,155	2,939	10,078	—	—

Estimated interest within rental expense	4,491	4,490	4,746	2,701	3,520	7,922	294	459

Fixed Charges	155,486	169,112	197,948	97,155	49,753	122,582	20,876	49,103

Ratio of Earnings to Fixed Charges (c)	1.7		1.1		66.6		31.0

Excess of fixed charges over earnings	—	87,820	—	19,966	—	279,893	—	91,640

(a)        Interest expense includes amortization of debt discount and debt issuance costs.

(b)       Interest within rental expense is estimated to equal approximately one-third.

(c)        No ratio is shown for periods where earnings were inadequate to cover fixed charges